GRASIM
ADITYA BIRLA GROUP

082-03322

RECEIVED
2009 AUG 31 P 1:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

August 11, 2009

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

SUPPL

Dear Sir,

Sub: **Grasim AGM 2009**

We are sending herewith a copy of the Chairman's address to the Shareholders of the Company at the 62nd Annual General Meeting held on 8th August, 2009 at Nagda (M.P.).

Thanking you,

Yours faithfully,

09046859

Ashok Malu
Company Secretary

encl: as above

9/11

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-6652 5000 / 2499 5000 • Fax 91-22-6652 5114 / 2499 5114 • Email : grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)

THE CHAIRMAN'S ADDRESS TO THE SHAREHOLDERS OF GRASIM INDUSTRIES LIMITED AT THE 62ND ANNUAL GENERAL MEETING HELD ON 8TH AUGUST, 2009 AT NAGDA

Dear Shareholders,

I take great pleasure in welcoming you to the 62nd Annual General Meeting of your Company.

The financial year 2008-09 was an extremely challenging year. The year started with a high inflation rate leading to tightening in credit to the industry on the one hand and reduced consumer spending on the other. During the second half of FY09, the global economy experienced a sharp slowdown, liquidity squeeze and a dip in confidence levels. These sequential macro-economic events had an all encompassing impact including on the performance of your Company. Spiraling input costs in the first half, and reduction in consumer spending in the second half, affected margins and profitability. However, as compared to competition, almost all of your Company's businesses performed relatively well.

Let me now take you briefly through the Company's performance during the year gone by.

Your Company's Consolidated Net Revenue for the year grew by 9% at Rs.18,603 crores. Net profit (before Exceptional / Extraordinary gains) at Rs.2,187 crores, was lower by 16% due to higher interest cost and substantially higher depreciation, as various new projects were commissioned. Cash profit after tax (before Exceptional / Extraordinary gains) for the year at Rs.3,938 crores was, however, higher by 6%, consequent to lower current tax. Increased input costs and economic slowdown impacted profitability.

Given the current economic environment and its impact on the Company's VSF and Sponge Iron businesses, the overall performance has been satisfactory.

Your Company's results as well as an in-depth analysis on the performance of its various businesses during the year are outlined in the Annual Report, which has been sent to you along with the Notice of the AGM. So, without dwelling much on the results, I will move on to your Company's Capex last year, its plans going forward and the outlook of its various businesses.

First, the Cement business.

Your Company expanded its cement capacity during the year by 2.9 million tons to 19.65 million tons. Thermal power plants with a total capacity of 121 MW were commissioned at four different locations. Including the 23 MW unit at Kotputli in Rajasthan which was commissioned in April, 2009, the total thermal power generation capacity stands enhanced at 268 MW, which would cater to 80% of the business' total power requirement. The Capex plans of your Company's major subsidiary, UltraTech Cement Limited (UltraTech), too are progressing as scheduled. UltraTech's thermal power plants commissioned during the year aggregated 192 MW capacity at four locations, ramping up its total thermal power capacity to 236 MW. This would meet 80% of UltraTech's power requirement.

During Q1FY10, your Company's Cement capacity was raised by 2.9 million tons to 22.55 million tons, with the commissioning of the second mill at Shambhupura in Rajasthan and the split grinding unit at Aligarh in Uttar Pradesh. UltraTech too increased its capacity by 1.2 million tons at Tadpatri in Andhra Pradesh. The combined cement capacity of your Company and UltraTech increased from 35 million tons at the commencement of the year to 41.6 million tons in March, 2009 and to 45.65 million tons at the end of June, 2009. Upon the commissioning of the grinding unit at Kotputli in Rajasthan by the end of Q3FY10, the overall capacity will stand expanded at 48.8 million tons.

A total capital outlay of Rs.4,160 crores has been earmarked for the Cement business (including an outlay of Rs.2,055 crores at UltraTech) over the next two years. The major capex comprises of logistics infrastructure, waste heat recovery system, captive thermal power plant, evacuation facility, modernisation and completion of existing projects.

The Cement industry is expected to grow at 9% during the year, given the Government initiatives to boost rural development, infrastructure and housing. The new capacities in the sector, which are at various stages of commissioning, will inevitably result in a surplus scenario from H2FY10, resulting in pressure on margins. However, the Company's initiatives in the form of capacity addition, new thermal power plants, increased capital productivity, improvement in

GRASIM INDUSTRIES LIMITED MUMBAI

logistics and distribution network should help in partially offsetting the impact on margins.

I will now move on to the Viscose Staple Fibre (VSF) business.

The outlook for your Company's VSF business remains challenging due to over capacity in China and the slowdown in global textile demand, particularly in the Western markets. In view of the depressed market conditions, the expansion plans in India and the doubling of capacity at the Chinese joint venture plant have been temporarily kept on hold. The current recessionary scenario may lead to closure of unviable VSF competition in the global context, which in turn would enable your Company to fortify its position, given its cost effective integrated operations.

While there are mixed signals of recovery in the end-consumer off-take at the retail level globally, the increase in the rate of excise duty from 4% to 8% in India may result in some contraction in current levels of domestic volumes leading to pressure on realization from H2FY10. Though margins may improve in the short term due to currently higher realisation and lower input cost, the trend may not be sustainable in the second half. Your Company would continue its focus on cost reduction measures and enlargement of product mix to improve its profitability from this business.

In the Chemical business, the business, going forward, looks challenging due to the global market conditions and slowdown in the alumina segment in international markets. Your Company will continue to take various measures to reduce the cost of energy, which constitutes the major cost in caustic production.

Sale of Sponge Iron business

In line with its strategy of focusing on its core businesses, viz., Cement and VSF, your Company has divested its Sponge Iron business on 22nd May, 2009, by way of a slump sale under a Scheme of Arrangement approved by you under Sections 391-394 of the Companies Act, 1956, at a sale consideration of Rs.1,030 crores, resulting in a net gain of Rs.336 crores.

Outlook

Going forward, your Company will continue to strengthen its leadership position in Cement and VSF sectors. Substantial increase in capacities, improved cost

optimization, higher productivity and strong fundamentals augur well for the Company in the years to come.

First Quarter Performance

And now, let me apprise you about your Company's performance during the first quarter of the current year.

Your Company has performed exceedingly well during the quarter. Buoyed by its Cement business, Consolidated Revenue grew by 15% at Rs.5,123 crores. Net Profit was higher by 61% at Rs.1,080 crores, which included an Extraordinary gain of Rs.336 crores arising from the sale of Sponge Iron business. I may mention here that the Sponge Iron business which was sold off during the quarter, has shown a loss of Rs.44 crores, vis-à-vis a profit of Rs.65 crores at the PBIT level in the corresponding quarter. But for this, your Company's profit during the quarter would have been much higher.

Dividend

Moving on to dividend, despite lower profits, the Board of Directors has recommended a dividend of Rs.30 per share which is at par with the dividend paid last year. This accounts for a little over 19% of the net profit and entails a total outgo of Rs.316 crores, including dividend distribution tax.

A Caring Corporate Citizen

And now, a few words about the role that your Company has been playing as a committed, responsible and caring corporate citizen.

Environmental Management

Your Company is committed to sustainable development to meet the present needs, without risking the welfare of future generations in any way. Your Company constantly endeavors to develop new ways to preserve the environment and manage natural resources responsibly. Your Company is engaged in various activities towards environmental conservation, which are detailed in the annual report.

Social Projects

Your Company's social projects pertain to issues of deep relevance to human society. These include poverty alleviation, healthcare, education and infrastructure development. Your company's social projects are carried out with the support of the Aditya Birla Centre for Community Initiatives and Rural Development, headed by Mrs. Rajashree Birla.

The Board of Directors, management and employees of your Company do subscribe to the philosophy of compassionate care and upliftment of our rural societies.

The Annual Report details all these activities.

Employees

At your Company, employees continue to be the key driving force of the organization and remain a strong source of our competitive edge. We believe in aligning business priorities with the aspirations of employees. This leads to the development of an empowered and responsive human capital. We strive to create a work environment which encourages innovation and creativity. Appropriate measures are continuously taken to ensure talent retention and employee engagement.

Acknowledgement

Before I conclude, I would like to take this opportunity to thank all of you, as our shareholders, and all other stakeholders and Government agencies, for the continuing commitment and support in your Company's onward march.

Conclusion

Having provided you with a snapshot of the key dimensions of your Company, may I now commend the first resolution relating to the adoption of the Accounts and Directors' Report for your consideration and approval !

GRASIM INDUSTRIES LIMITED MUMBAI

GRASIM
ADITYA BIRLA GROUP

RECEIVED
2009 AUG 31 P 1:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

August 11, 2009

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

Dear Sir,

Sub: Presentation on Unaudited Q1FY10 Results of Grasim

We are sending herewith a copy of Presentation on Unaudited Q1FY10 Results of Grasim, presented to our investors. The same has also been posted on our website.

Thanking you,

Yours faithfully,

Ashok Malu
Company Secretary

encl: as above

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-6652 5000 / 2499 5000 • Fax 91-22-6652 5114 / 2499 5114 • Email : grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)

GRASIM
ADITYA BIRLA GROUP

Grasim Industries Limited

- A Cement and VSF Major

Performance Review

Q1FY10

28th July 2009

GRASIM

Cautionary Statement

Statements in this "Presentation" describing the Company's objectives, estimates, expectations or predictions may be "forward looking statements" within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company's operations include global and Indian demand supply conditions, finished goods prices, feedstock availability and prices, cyclical demand and pricing in the Company's principal markets, changes in Government regulations, tax regimes, economic developments within India and the countries within which the company conducts business and other factors such as litigation and labour negotiations. The Company assumes no responsibility to publicly amend, modify or revise any forward looking statement, on the basis of any subsequent development, information or events, or otherwise.

Contents

- Highlights
- Business review
- Financial Performance
- Capex Plan
- Summary

Highlights

- Continue to pursue its strategy – to transform into Global size Cement and VSF Company
  - Sponge Iron business sale completed on 22nd May, 09
  - Consideration of Rs.1,030 Crores received
  - Extraordinary gain of Rs. 336.1 Crs. (net of tax)
- Cement capacity augmented to 45.65 Mn. Tons (Standalone - 22.55 Mn. Tons + UltraTech - 23.10 Mn. Tons) by addition of grinding capacity of 4.1 Mn. Tons

Plant	Capacity (Mn. TPA)
Grasim – Shambhupura II (Raj.)	1.6
- Aligarh Grinding Unit (U.P.)	1.3
- Grasim Total	**2.9**
UltraTech – Tadpatri II (A.P.)	1.2
Total	**4.1**

Highlights continued

- All round growth in operating performance
  - Growth of 23% YoY in cement volumes (Grasim standalone) with ramp up of newly commissioned capacity of 2.90 Mn. TPA
  - UltraTech volumes (cement and clinker combine) also up by 23% YoY
  - Price and volume recovery in VSF business despite closure of Nagda plant for water shortage
  - Performance of Sponge Iron Business (sold on 22nd May, 2009) was impacted - against profit of Rs.73.8 Crores in the corresponding quarter, incurred loss of Rs.39.2 Crores at EBITDA level

Rs. Crores

	Q1FY10	Q1FY09	Variation
EBITDA	(39)	74	(113)
EBIT	(44)	65	(109)

Business Review

- Cement
- VSF
- Chemicals
- Sponge Iron

Cement : Q1FY10 Highlights

		Q1 FY10	Q1 FY09	% Chg.
Grey Cement				
Capacity	**Mn. TPA**	**45.65**	**34.95**	**31**
- Grasim *		22.55	16.75	35
- UltraTech		23.10	18.20	27
Production	**Mn. MT**	**9.43**	**7.94**	**19**
- Grasim *		4.91	3.99	23
- UltraTech		4.52	3.95	14
Sales Volumes $	**Mn. MT**	**10.21**	**8.31**	**23**
- Grasim Cement *		4.88	3.97	23
- UltraTech Cement		4.57	3.96	15
- UltraTech Clinker		0.76	0.38	102
Realisation	**Rs. /MT**			
- Grasim Cement *		3,664	3,366	9
- Ultratech Cement		3,704	3,400	9
- UltraTech Clinker		2,084	2,255	(8)
RMC				
Sales Volumes	**Lac Cu. Mtrs.**	**9.48**	**9.77**	**(3)**
- Grasim *		5.59	6.03	(7)
- UltraTech		3.89	3.74	4
Realisation	Rs./Cu. Mtr.	2,873	2,886	--
White Cement				
Sales Volumes $$	MT	106,898	92,067	16
Avg. Realisation	Rs./MT	8,137	7,724	5

$ Includes captive consumption for RMC, $$ Includes captive consumption for value added products
** Denotes Grasim Standalone*

- Consolidated capacity increased by 31% with commissioning of projects
- Cement production up by 19%
  - Capacity utilisation at 94%
  - Capacity utilisation excluding capacity commissioned during the quarter at 98%
- Strong volume growth of 23% against sector growth of 13% in the quarter
  - Ramp up of new capacities
  - Growth in North - volume up by 47%
  - All India market share improved from 17.8% in FY09 to 18.9% in Q1FY10
- Lower RMC volumes due to depressed Realty Sector
- White Cement continued to perform well showing 16% growth

Cement : Q1FY10 Highlights (Contd....)

		Q1 FY10	Q1 FY09	% Chg.
Wall Care Putty				
Sales Volumes	MT	43,639	31,543	38
Realisation	Rs./MT	19,230	19,646	(2)
Net Revenue	**Rs. Crs.**	**4,050.5**	**3,126.8**	**30**
- Cement - Grasim *		1,978.8	1,497.9	32
- Cement - UltraTech		1,997.6	1,543.5	29
- White Cement		166.7	129.7	29
PBIDT	**Rs. Crs.**	**1,494.1**	**956.6**	**56**
- Grasim *		740.1	487.4	52
- UltraTech #		755.3	470.7	60
PBIDT Margin	**%**	**36.6%**	**30.5%**	**-**
- Grasim *		34.5%	29.9%	-
- UltraTech		37.5%	30.3%	-
PBIT	**Rs. Crs.**	**1,303.9**	**822.8**	**58**
- Grasim *		643.8	425.0	51
- UltraTech		661.1	398.9	66
ROAvCE @	**%**	**34.0**	**25.6**	**-**
- Grasim *		38.2	30.1	-
- UltraTech		40.4	30.7	-

 # Includes treasury income of Rs.16.4 Crs. Vs. Rs.8.3 Crs. in Q1FY09
** Denotes Grasim standalone @ Capital employed includes CWIP*

- Putty continued to grow at impressive rates, sales volume up 38%
- Segment revenue up by 30% aided by volume growth
- Operating profit up by 56% driven by higher volumes and cost efficiencies
  - Increased share of TPP power -
    - Grasim (Standalone) : 41% to 78%
    - UltraTech : 24% to 70%
  - Reduction in imported coal and petcoke prices
- Improvement in operating margins from 31% to 37%
- PBIT up by 58%

Cement : Outlook

- Grinding capacity at Kotputli, Rajasthan (3.1 mn. tons) likely to be commissioned by end Q3FY10
- Cement demand likely to grow at 9%
  - ➢ Improvement in economic environment during the year
  - ➢ Robust demand from semi-urban and rural sector
  - ➢ Emphasis on infrastructure development by Government
- Commissioning of several new capacities to result into surplus
  - ➢ Prices and margins may come under pressure in the second half
- Leveraging investments in capacity & TPPs for volume and cost leadership
  - ➢ Volumes from newly commissioned capacities at Grasim and UltraTech
  - ➢ Increase in captive power to 80% with commissioning of power plant
  - ➢ Focus on reducing logistic costs thru' creating logistic infrastructure
  - ➢ Setting up 25MW new TPP at Awarpur Cement Works in UltraTech
  - ➢ Waste heat recovery system at various locations, scheme of 18 MW under implementation
- Key driver will be to stabilise output from new capacity and power plants

Viscose Staple Fibre : Q1FY10 Highlights

	Q1FY10	Q1FY09	% Chg.
Capacity (TPA)	333,975	333,975	-
Production (MT)	62,352	58,083	7
Sales Volumes (MT)	67,418	56,760	19
Net Revenue (Rs. Crs.)	716.2	644.4	11
Realisation (Rs./MT)	97,543	101,908	(4)
PBIDT (Rs. Crs.)	198.1	195.3	1
PBIDT Margin (%)	27.5%	29.7%	--
PBIT (Rs. Crs.)	170.4	170.5	--
ROAvCE % @	39.5%	38.2%	

@ Capital employed includes CWIP


Rs. Crs.
PBIDT
250
200
150
100
50
0
195.3
147.7
63.5
109.7
198.1
Q1/09
Q2/09
Q3/09
Q4/09
Q1/10
Sharp pull back in profits

- Production impacted due to Nagda plant shut down since 22nd May 09 owing to water shortage
- Resurgence of demand and price in domestic and export market due to
  - ➢ Refilling of inventory which had dried up in the entire value chain
  - ➢ Marginal improvement in macro economic conditions due to stimulus package announced by various countries
- Volume higher by 19% due to spurt in demand
- Realisation lower by 4%, sequentially up by 12%
- Better realisation and reduction in input costs has led to sequential improvement in margins from 17% to 28%

Viscose Staple Fibre : Outlook

- Production at Nagda plant resumed from July 9, 2009
- With no major improvement in the end consumer off-take at retail level globally, expect some correction in the current level of volume and realisation, beyond 2nd Quarter
  - Sustainability of current level of prices is uncertain
  - Widening price differential between competing fibres
  - Increase in excise duty from 4% to 8% may also lead to some contraction of volume
  - Downward trend already commenced in China
- Margins likely to expand in the short term with increase in realisation and lower input costs but may not be sustainable in the medium term
- Focus on cost reduction measures and enlargement of product mix

Chemical : Q1FY10 Highlights

	Q1FY10	Q1FY09	% Chg.
Capacity (TPA)	258,000	258,000	-
Production (MT)	52,231	47,084	11
Sales Volumes (MT)	49,845	47,800	4
Net Revenue (Rs. Crs.)	120.2	126.7	(5)
ECU Realisation (Rs./MT)	20,753	22,352	(7)
PBIDT (Rs. Crs.)	35.4	42.2	(16)
PBIDT Margin (%)	29.4%	33.3%	--
PBIT (Rs. Crs.)	28.2	34.5	(18)
ROAvCE %	30.9%	40.6%	--


Caustic Volumes & ECU Realisation
60000
50000
40000
30000
20000
Caustic Soda Vol (MT)
26000
22000
18000
14000
10000
ECU Realisation (Rs./Ton)
Q1/09
Q2/09
Q3/09
Q4/09
Q1/10
Caustic Sales Vol.
ECU Realisation

- Production up by 11% with improvement in capacity utilisation
- ECU realisation down by 7%
  - Negligible realisation from chlorine and HCL
- Operating margins declined due to lower realisation and higher salt cost

Outlook

- Demand for caustic is likely to be subdued due to slowdown in growth from Alumina segment in international markets
- ECU realization to remain under pressure due to global market conditions

Sponge Iron : Q1FY10 Highlights

	Q1FY10*	Q1FY09
Capacity (TPA)	900,000	900,000
Production (MT)	77,069	100,532
Sales Volumes (MT)	75,427	91,206
Net Revenue (Rs. Crs.)	110.8	248.9
Realisation (Rs./MT)	14,200	24,027
PBIDT (Rs. Crs.)	(39.2)	73.8
PBIDT Margin (%)	--	29.3%
PBIT (Rs. Crs.)	(43.9)	65.4
ROAvCE (%)	--	56.0%

** Upto 22nd May 09*

- Sponge Iron business sale completed on 22nd May, 09
  - Consideration of Rs.1,030 Crs. received
- Capital gain of Rs.336.1 Crs. (Net of Taxes)
- Operating loss due to sharp decline in realisation by 41% and high cost raw materials inventory

Financial Performance

Revenue – Q1FY10



Standalone Revenue
Rs. Crs.
18%
3,250
2,750
2,250
2,618
3,079
Q1/09
Q1/10



Consolidated Revenue
Rs. Crs.
15%
5,500
5,000
4,500
4,000
3,500
3,000
4,448
5,123
Q1/09
Q1/10

Consolidated Quarterly Revenue of Rs.51 Billion

Revenue Chart

Rs. Crores

Net Revenue	Q1FY10	Q1FY09	% Chg.
Grey Cement	1,979	1,498	32
White Cement	167	130	29
Viscose Staple Fibre	716	644	11
Chemical	120	127	(5)
Sponge Iron (upto 22nd May, 2009)	111	249	(55)
Others	16	16	-
Inter Segment Eliminations	(30)	(46)	-
Standalone Net Revenue	**3,079**	**2,618**	**18**
UltraTech Cement Ltd. (Subsidiary)	1,988	1,543	29
Pulp JVs (45%) and Fibre JV (31%)	115	148	(22)
Grasim Bhiwani Textiles Ltd. (Subsidiary)	57	57	-
Idea Cellular Ltd.*	-	141	
Inter Company Eliminations	(116)	(59)	-
Consolidated Net Revenue	**5,123**	**4,448**	**15**
Consolidated Net Revenue (Excluding Idea and Sponge Iron)	**5,012**	**4,058**	**24**

** From 1st January 2009, Idea is consolidated as an associate and earlier line by line consolidation discontinued*

GRASIM
ADITYA BIRLA GROUP

Revenue Mix – Q1FY10



Standalone Q1FY10
1
4
27
Consolidated Q1FY10
1
2
18
Standalone Q1FY09
1
9
29
61
Consolidated Q1FY09
6
2
3
20
69
Cement
VSF & Chemical
Sponge Iron
Textile
Others

GRASIM
ADITYA BIRLA GROUP

Financial Performance – Q1FY10

(Rs. Crores)	Standalone Q1FY10	Standalone Q1FY09		Standalone % Change	Consolidated Q1FY10	Consolidated Q1FY09		Consolidated % Change
Revenue	3,079	2,618	↑	18	5,123	4,448	↑	15
PBIDT	947	834	↑	14	1,681	1,356	↑	24
Interest	48	30	↑	57	82	67	↑	24
Depreciation	137	105	↑	30	240	200	↑	20
PBT	763	699	↑	9	1,358	1,090	↑	25
Total Tax Expenses	232	185	↑	26	441	299	↑	48
PAT (after Minority Share)	531	514	↑	3	744	672	↑	11
PAT incl. EO gain (after Minority Share)	867	514	↑	69	1,080	672	↑	61
EPS (before EO Gain) (Rs.)	57.9	56.1	↑	3	81.1	73.3	↑	11
EPS (after EO Gain) (Rs.)	94.5	56.1	↑	69	117.8	73.3	↑	61
Cash Profit (before Minority Share and EO Gain)	749	672	↑	11	1,301	1,098	↑	19
Performance excluding Sponge Iron and Considering Idea as an Associate in both Quarters								
Revenue	2,968	2,369	↑	25	5,012	4,048	↑	24
PBIDT	986	760	↑	30	1,720	1,234	↑	39
PAT (after Minority Share)	561	469	↑	20	775	626	↑	24

PBIDT – Q1FY10



Standalone PBIDT
14%
Rs. Crs.
1,000
900
800
700
600
500
834
947
Q1/09
Q1/10



Consolidated PBIDT
24%
Rs. Crs.
1,750
1,500
1,250
1,000
750
1,356
1,681
Q1/09
Q1/10

PBIDT – Chart

Rs. Crores

PBIDT	Q1FY10	Q1FY09	% Chg.
Cement	740	487	52
Viscose Staple Fibre	198	195	1
Chemical	35	42	(16)
Sponge Iron	(39)	74	
Others	13	36	
Standalone PBIDT	**947**	**834**	**14**
UltraTech Cement Ltd. (Subsidiary)	755	467	61
Pulp JVs (45%) and Fibre JV (31%)	(25)	6	
Grasim Bhiwani Textiles Ltd. (Subsidiary)	4	1	
Idea Cellular Ltd.*	-	48	
Consolidated PBIDT	**1,681**	**1,356**	**24**
Consolidated PBIDT (Excluding Idea and Sponge Iron)	**1,720**	**1,234**	**39**

Net Profit

Rs. Crores

Net Profit	%	Q1FY10	Q1FY09	
Grasim Standalone		**531**	**514**	3%
UltraTech Cement Ltd. (Grasim's Share)	54.78%	230	142	62%
	(100%)	(419)	(261)	
Grasim Bhiwani Textiles Ltd.	100%	0.6	(2)	
Pulp and Fibre JVs (Grasim's Share)	45% / 31%	-33.8	-0.3	
	(100%)	(75)	(8)	
Idea Cellular Ltd. (Grasim's Share) *		16	17	
	(100%)	(297)	(263)	
Grasim's Share in Subs / JVs		213	158	36%
Grasim Consolidated		**744**	**672**	11%
Add: Extraordinary Gain in Standalone		336	-	
Grasim Consolidated PAT (After EO Gain)		**1,080**	**672**	61%

Grasim Financials

(Rs. Crores)	Standalone Q1FY09	Standalone Q1 FY10	Consolidated Q1FY09	Consolidated Q1 FY10
Net Revenue	2,618	3,079	4,448	5,123
PBIDT	834	947	1,356	1,681
PAT (After Minority Share)	514	531	672	744
PBIDT Margin (%)	31.2	30.5	30.0	32.4
EPS (Rs.) #	56.1	57.9	73.3	81.1
Interest Cover ^	14.7	14.2	13.1	14.8

(Rs. Crores)	Standalone FY09	Standalone Q1 FY10	Consolidated FY09	Consolidated Q1 FY10
Net Worth	9,474	10,342	11,567	12,636
Capital Employed	13,734	14,500	20,745	21,604
Debt:Equity (x)	0.36	0.31	0.45	0.37
Book Value (Rs.)	1,033	1,128	1,262	1,378
ROAvCE (PBIT basis) *	$ 23.2	$ 28.0	20.6	27.2
RONW (%) *			21.1	24.6

 # before extraordinary / exceptional gains
^ Interest capitalised also considered for interest cover
** Capital Employed includes CWIP*
$ For standalone ROAvCE computation, subs. investment excluded in capital employed

- Strong Balance sheet
  - Net worth at $2.6 Bn. (Rs.12,636 Crs.)
  - Capital Employed at $4.5 Bn. (Rs.21,604 Crs.)
- Debt-equity at 0.37
  - Net leveraging lower at 0.10
- ROAvCE at 27.2%
- Return on equity at 24.6%
- Strong funding capabilities to support Company's future growth plans
  - Liquid investments of Rs.2,560 Crs. in standalone company and Rs.3,830 Crs. on consolidated basis
  - High interest cover at 14.8 times of interest cost

Capex

Capex plan

- Capex Summary

Rs. Crores

	Total Project Cost	Spent upto last year	Net Capex	Cash Outflow FY10	Cash Outflow FY11	Incurred in Q1FY10
Cement Business	5,988	3,883	2,105	1,686	419	197
VSF Business	85	--	85	77	8	15
Others (Mainly Chemical)	82	--	82	54	28	7
Grasim	6,155	3,883	2,272	1,817	455	220
UltraTech	3,907	1,852	2,055	920	1,135	63
Grasim and UltraTech	10,062	5,735	4,327	2,737	1,590	283

Capex plan

Rs. Crores

	Total Project Cost	Spent upto last year	Net Capex	Cash Outflow		Incurred in Q1FY10
				FY10	FY11	
Grasim Cement Business	**5,988**	**3,883**	**2,105**	**1,686**	**419**	**197**
- Projects: Kotputli (4.5 Mn. TPA), Shambhupura (4.4 Mn. TPA), Dadri - GU (1.3 Mn. TPA), (96 MW TPP)	4,548	3,804	744			
- Bricks & RMC Plants (3 Nos., Capacity 5 lac cu. mtrs.)	205	19	186			
- Waste Heat Recovery System (7 MW)	70	--	70			
- Logistic Initiatives	262	60	202			
- Modernisation, Upgradation and others	903	--	903			
UltraTech Cement	**3,907**	**1,852**	**2,055**	**920**	**1,135**	**63**
- 4.9 Mn. TPA Tadpatri Project, A.P. (incl. 50 MW TPP)	2,109	1,852	257			
- Thermal Power Plant (25 MW), Waste Heat Recovery System (11 MW)	250	--	250			
- Material Evacuation and Logistic Initiatives	1,004	--	1,004			
- RMC plants (2 Nos., Capacity 5 lac cu. mtrs.)	66	--	66			
- Modernisation, Upgradation and others	478	--	478			
Cement Business (Grasim & UltraTech)	9,895	5,735	4,160	2,606	1,554	260

Summary

GRASIM
ADITYA BIRLA GROUP

Summary

- Grasim – A Cement and VSF major
  - ➢ With strong competitive edge
  - ➢ Global size operations
  - ➢ Consolidating leadership position with strong organic growth
- Domestic leadership in Cement
  - ➢ Leveraging investments in capacity & TPPs for volume and cost leadership
  - ➢ Continous focus on growth in market share
  - ➢ Focus on greater efficiency through cost control
- Leading global player in VSF
  - ➢ Global presence
  - ➢ Integrated business model from plantation to fibre

GRASIM
ADITYA BIRLA GROUP

Plant Locations– Grasim & its subsidiaries

- Grey Cement plants
- Grinding Units (G)
- B Bulk Cement Terminal
- UltraTech Cement Plants
- UltraTech Grinding Units (G)
- B UltraTech Bulk Cement Terminals
- F Fibre plants
- P Pulp plant
- Chemical plant
- T Textiles units
- S Sponge Iron plant


Bathinda (G)
Panipat
Bhiwani
Dadri
Kotputli
Aligarh
Jodhpur
Shambhupura
Malanpur
Jawad
Bharuch
Jafrabad
Magdalla (G)
Nagda
Pipavav
Awarpur
Hirmi
Raipur
Jharsuguda (G)
Durgapur (G)
Raigad
Navi Mumbai
Hotgi (G)
Ratnagiri (G)
Harihar
Tadpatri
Malkhed
Ginigera
Bangalore
Mangalore
Arakonam (G)
Reddipalayam

Not to scale

Thank You

Grasim Industries Limited

Annexures

GRASIM

Annexures

- Consolidated Financial Performance
- Standalone Financial Performance
- Consolidated and Standalone Financial
- Consolidated and Standalone Profitability
- Segmental Performance
- Cement Summary
- VSF Summary
- Chemical Summary
- UltraTech Performance

GRASIM

Consolidated Financial Performance

(Rs. Crores)

	Q1 FY10	Q1 FY09	% Chg.	FY09
Net Turnover & Op. Income	5,122.8	4,448.4	15	18,470.9
Other Income	56.6	67.4	(16)	253.0
PBIDT	1,680.7	1,356.4	24	4,780.2
Interest	82.3	66.6	24	307.8
Gross Profit	1,598.4	1,289.8	24	4,472.4
Depreciation	240.0	199.6	20	865.8
PBT	1,358.4	1,090.2	25	3,606.6
Current Tax	314.2	192.5	63	550.7
Deferred Tax	126.7	106.3	19	440.7
Total Tax	440.9	298.8	48	991.4
Share in Profit of Associates	16.6	0.3	--	15.9
PAT (Before EO gain & Minority Share)	934.1	791.7	18	2,631.1
Minority Share	190.2	119.8	--	444.4
PAT (Before EO gain, After Minority Share)	743.9	671.9	11	2,186.7
Extraordinary Gain	336.1	-	--	-
PAT (After EO gain)	1,080.0	671.9	61	2,186.7
Diluted Earning Per Share (before EO gain, after minority share) (Rs.)	81.14	73.26	11	238.49
Diluted Earning Per Share (incl. EO gain, after minority share) (Rs.)	117.79	73.26	61	238.49
Cash Profit (before min. share & EO Gain)	1,300.8	1,097.6	19	3,937.6

GRASIM
ADITYA BIRLA GROUP

Standalone Financial Performance

(Rs. Crores)

	Q1 FY10	Q1 FY09	% Chg.	FY09
Net Turnover & Op. Income	3,078.7	2,618.3	18	10,940.4
Other Income	28.6	56.3	(49)	214.1
PBIDT	**947.3**	**834.0**	**14**	**2,845.6**
Interest	47.6	30.2	57	140.8
Gross Profit	**899.7**	**803.8**	**12**	**2,704.8**
Depreciation	137.0	105.0	30	456.9
PBT (before EO gain)	**762.7**	**698.8**	**9**	**2,247.9**
Current Tax	150.9	131.9	14	342.4
Deferred Tax	81.3	52.7	54	257.5
Total Tax	232.2	184.6	26	599.9
PAT (before EO gain)	**530.5**	**514.2**	**3**	**1,648.0**
Extraordinary Gain	336.1	-	--	-
PAT (incl. EO gain)	**866.6**	**514.2**	**69**	**1,648.0**
Diluted Earning Per Share (before EO gain) (Rs.)	57.86	56.07	3	179.73
Diluted Earning Per Share (incl. EO gain) (Rs.)	94.51	56.07	69	179.73
Cash Profit (before EO Gain)	**748.8**	**671.9**	**11**	**2,362.4**

GRASIM
ADITYA BIRLA GROUP

Financial Snapshot

	Standalone				Consolidated			
(Rs. Crores)	FY07	FY08	FY09	Q1 FY10	FY07	FY08	FY09	Q1 FY10
Gross Block [$]	7,974	10,615	12,277	11,790	14,481	19,258	21,041	20,618
Net Block [$]	4,593	7,050	8,305	8,202	8,468	12,918	14,215	14,080
Goodwill					1,844	1,991	2,001	2,001
Cement Subs. Investment	2,476	2,537	2,551	2,551				
Investments	2,141	1,893	2,230	3,525	2,272	1,661	3,563	5,151
Net Current Assets	550	466	648	222	859	609	966	372
Capital Employed	**9,760**	**11,946**	**13,734**	**14,500**	**13,443**	**17,179**	**20,745**	**21,604**
Net Worth	6,226	8,137	9,474	10,342	6,558	9,175	11,567	12,636
Minority Interest					859	1,269	1,670	1,860
Debts	2,951	3,202	3,396	3,212	4,873	5,577	5,916	5,390
Deferred Tax	583	607	864	946	1,153	1,158	1,592	1,718
Debt: Equity (x)	0.47	0.39	0.36	0.31	0.66	0.53	0.45	0.37
Book Value (Rs.)	679	887	1,033	1,128	715	1,001	1,262	1,378

$ Block includes CWIP

Profitability Snapshot

(Rs. Crores)	Standalone FY07	Standalone FY08	Standalone FY09	Standalone Q1 FY10	Consolidated FY07	Consolidated FY08	Consolidated FY09	Consolidated Q1 FY10
Gross Turnover	9,573	11,552	12,073	3,301	15,674	19,112	20,300	5,503
Net Turnover & Op. Income	8,644	10,325	10,940	3,079	14,142	17,141	18,471	5,123
PBIDT	2,619	3,424	2,846	947	4,290	5,422	4,780	1,681
PBIDT Margin (%)	30.3	33.2	25.5	30.5	30.3	31.6	25.5	32.4
Interest	112	107	141	48	229	222	308	82
PBDT	2,507	3,317	2,705	900	4,061	5,200	4,472	1,598
Total Tax Expenses	691	962	600	232	1,092	1,466	991	441
PAT # (After Minority Share)	1,499	2,002	1,648	531	1,967	2,609	2,187	744
EPS (Rs.) #	163.5	218.3	179.7	57.9	214.5	284.5	238.5	81.1
DPS (Rs.)	27.5	30.0	30.0	--	--	--	--	--
ROAvCE (PBIT Basis)(%)	$36.4	$36.8	$23.2	$28.0	31.1	31.0	20.6	27.2
RONW (%) #					34.5	33.2	21.1	24.6
Interest Cover (x)	15.7	14.5	11.7	14.2	13.3	13.1	10.6	14.8

$ Adjusted for investments in cement subsidiaries and related income
 # before exceptional / extraordinary gain

Segmental Performance – Q1FY10

Standalone

Rs. Crores

Business	Revenue		PBIDT		PBIDT Margin (%)		PBIT		Capital Employed		ROAvCE (%) (PBIT basis)	
	Q1FY10	Q1FY09	Q1FY10	Q1FY09	Q1FY10	Q1FY09	Q1FY10	Q1FY09	Q1FY10	Q1FY09	Q1FY10	Q1FY09
Cement	2,146	1,628	740	487	34.5	29.9	644	425	6,751	5,828	38.2	30.1
VSF	716	644	198	195	27.5	29.7	170	170	1,650	1,892	39.5	38.2
Chemical	120	127	35	42	29.4	33.3	28	35	367	348	30.9	40.6
Sponge Iron	111	249	(39)	74	--	29.3	(44)	65	-	476	-	56.0
Textile	16	16	1.1	1.0	6.6	6.1	0.8	0.7	23	26	14.1	11.6
Operations			935	799			799	696	8,791	8,570		
Cement Sub.									2,551	2,537		
Company as a whole	3,079	2,618	947	834	30.5	31.2	810	729	14,500	12,362	@28.0	@30.3

Consolidated

Business	Revenue Q1FY10	Revenue Q1FY09	PBIDT Q1FY10	PBIDT Q1FY09	PBIDT Margin (%) Q1FY10	PBIDT Margin (%) Q1FY09	PBIT Q1FY10	PBIT Q1FY09	Capital Employed Q1FY10	Capital Employed Q1FY09	ROAvCE (%) Q1FY10	ROAvCE (%) Q1FY09
Cement $	4,050	3,127	1,494	957	36.6	30.5	1,304	823	15,417	13,258	34.0	25.6
VSF	806	784	174	201	21.4	25.2	139	172	2,213	2,420	24.1	30.5
Company as a whole $	5,123	4,448	1,681	1,356	32.4	30.0	1,441	1,157	21,604	18,293	27.2	26.1

$ including minority share
@ ROCE calculated after excluding investment in cement subsidiaries & related income
Capital Employed includes CWIP

Cement : Summary

		Q1 FY10	Q1 FY09	% Chg.	FY09
Grey Cement					
Capacity	**Mn. TPA**	**45.65**	**34.95**	**31**	**41.55**
- Grasim *		22.55	16.75	35	19.65
- UltraTech		23.10	18.20	27	21.90
Production	**Mn. MT**	**9.43**	**7.94**	**19**	**32.18**
- Grasim *		4.91	3.99	23	16.32
- UltraTech		4.52	3.95	14	15.87
Sales Volumes $	**Mn. MT**	**10.21**	**8.31**	**23**	**35.01**
- Grasim Cement *		4.88	3.97	23	16.54
- UltraTech Cement		4.57	3.96	15	16.12
- UltraTech Clinker		0.76	0.38	102	2.36
Realisation	**Rs. /MT**				
- Grasim Cement *		3,664	3,366	9	3,415
- Ultratech Cement		3,704	3,400	9	3,468
- UltraTech Clinker		2,084	2,255	(8)	2,306
RMC					
Sales Volumes	**Lac Cu. Mtrs.**	**9.48**	**9.77**	**(3)**	**38.53**
- Grasim *		5.59	6.03	(7)	24.30
- UltraTech		3.89	3.74	4	14.23
Realisation	Rs./Cu. Mtr.	2,873	2,886	--	2,901
White Cement					
Sales Volumes $$	MT	106,898	92,067	16	438,394
Avg. Realisation	Rs./MT	8,137	7,724	5	7,922

$ Includes captive consumption for RMC, $$ Includes captive consumption for value added products
** Denotes Grasim Standalone*

Cement : Summary

		Q1 FY10	Q1 FY09	% Chg.	FY09
Wall Care Putty					
Sales Volumes	MT	43,639	31,543	38	159,880
Realisation	Rs./MT	19,230	19,646	(2)	19,698
Net Revenue	**Rs. Crs.**	**4,050.5**	**3,126.8**	**30**	**13,487.0**
- Cement - Grasim *		1,978.8	1,497.9	32	6,348.5
- Cement - UltraTech		1,997.6	1,543.5	29	6,618.3
- White Cement		166.7	129.7	29	646.2
PBIDT	**Rs. Crs.**	**1,494.1**	**956.6**	**56**	**3,723.8**
- Grasim *		740.1	487.4	52	1,910.9
- UltraTech #		755.3	470.7	60	1,819.2
PBIDT Margin	**%**	**36.6%**	**30.5%**	**-**	**27.5%**
- Grasim *		34.5%	29.9%	-	27.3%
- UltraTech		37.5%	30.3%	-	27.3%
PBIT	**Rs. Crs.**	**1,303.9**	**822.8**	**58**	**3,117.6**
- Grasim *		643.8	425.0	51	1,629.1
- UltraTech		661.1	398.9	66	1,493.4
ROAvCE @	**%**	**34.0**	**25.6**	**-**	**22.5**
- Grasim *		38.2	30.1	-	26.8
- UltraTech		40.4	30.7	-	26.0

 # Includes treasury income of Rs.16.4 Crs. Vs. Rs.8.3 Crs. in Q1FY09
** Denotes Grasim standalone @ Capital employed includes CWIP*

GRASIM
ADITYA BIRLA GROUP

Viscose Staple Fibre : Summary

		Q1 FY10	Q1 FY09	% Chg.	FY09
Capacity	TPA	333,975	333,975	-	333,975
Production	MT	62,352	58,083	7	232,745
Sales Volumes	MT	67,418	56,760	19	238,463
Net Revenue	Rs. Crs.	716.2	644.4	11	2,533.6
Avg. Realisation	Rs./MT	97,543	101,908	(4)	96,517
PBIDT	**Rs. Crs.**	**198.1**	**195.3**	**1**	**516.3**
PBIDT Margin	%	27.5%	29.7%	--	20.1%
PBIT	Rs. Crs.	170.4	170.5	--	410.9
Capital Employed	Rs. Crs.	1,650	1,892	(13)	1,805
ROAvCE (PBIT Basis)	**%**	**39.5%**	**38.2%**	**--**	**23.6%**

GRASIM
ADITYA BIRLA GROUP

Chemical : Summary

		Q1 FY10	Q1 FY09	% Chg.	FY09
Capacity	TPA	258,000	258,000	--	258,000
Production	MT	52,231	47,084	11	207,226
Sales Volumes	MT	49,845	47,800	4	207,520
Net Revenue	Rs. Crs.	120.2	126.7	(5)	522.5
Avg. Realisation	Rs./MT	20,753	22,352	(7)	21,553
PBIDT	**Rs. Crs.**	**35.4**	**42.2**	**(16)**	**155.4**
PBIDT Margin	%	29.4%	33.3%	--	29.8%
PBIT	Rs. Crs.	28.2	34.5	(18)	127.1
Capital Employed	Rs. Crs.	367	348	5	362
ROAvCE (PBIT Basis)	**%**	**30.9%**	**40.6%**	**--**	**36.6%**

GRASIM
ADITYA BIRLA GROUP

UltraTech: Consolidated Financial Performance

(Rs. Crores)

	Q1 FY10	Q1 FY09	% Chg.	FY09
Revenue	1,997.6	1,543.5	29	6,618.3
Other Income	18.3	10.3	77	46.0
PBIDT	**755.3**	**470.7**	**60**	**1,819.2**
PBIDT Margin %	37.5%	30.3%	--	27.3%
Interest	33.0	24.7	33	125.6
Depreciation	94.2	71.8	31	325.8
PBT	**628.1**	**374.2**	**68**	**1,367.8**
Total Tax	208.5	112.4	85	388.2
PAT after Minority Share	**419.1**	**261.3**	**60**	**978.1**
Earning Per Share, Diluted (Rs.)	33.67	20.99	60	78.57